UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aspen Technology, Inc.
File No. 0-24786 - CF# 21752

Aspen Technology, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for the information it excluded from the Exhibit to a Form 10-Q filed on May 10, 2005.

Based on representations by Aspen Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   until April 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel